

December 17, 2013

Via E-mail
John R. Howe
Chief Financial Officer
The Cato Corporation
8100 Denmark Road
Charlotte, NC 28273-5975

> **Re:** **The Cato Corporation**
> **Form 10-K for the Fiscal Year Ended February 2, 2013**
> **Filed April 2, 2013**
> **File No. 001-31340**

Dear Mr. Howe:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2013
Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal 2012 Compared to Fiscal 2011

1. We note you discuss same store sales in your comparative analysis of retail sales. Please clarify whether your e-commerce sales are also included in the same stores metric. To the extent your e-commerce sales has had a material effect on the same store sales metric or represented any change in trend of this metric, provide us the amount of e-commerce sales for the periods presented and confirm to us that you will present this metric in a manner that either separately quantifies the e-commerce activity or provides transparent disclosure regarding the impact of e-commerce sales on this metric.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo, Staff Accountant at 202-551-3394 or Nasreen Mohammed, Assistant Chief Accountant at 202-551-3773 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining